                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                       SCHEDULE 13D/A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934





                       Brainstorm Cell Therapeutics Inc.
                 ---------------------------------------------
                              (Name of Issuer)

                        Common Stock, $0.00005 par value
                 ---------------------------------------------
                        (Title of Class of Securities)

                                 10501E201
                 ---------------------------------------------
                               (CUSIP Number)

                               Joseph P. Daly
                             497 Circle Freeway
                           Cincinnati, Ohio 45246
                              (513) 943-7100
    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                May 07, 2020
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------------------------------------------------------------------------------------------
CUSIP No.      10501E201                           13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            Joseph P Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [ ]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    1,077,500
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         1,077,500
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,077,500
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.66%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
CUSIP No.      10501E201                            13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            Karina Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                PF
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    110,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         110,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              110,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.37%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
CUSIP No.      10501E201                           13D/A
              -----------
-----------------------------------------------------------------------------------------------------------

    1   NAMES OF REPORTING PERSONS

            EssigPR Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
-----------------------------------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
-----------------------------------------------------------------------------------------------------------
    3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (See Instructions)

                WC
-----------------------------------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
-----------------------------------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Rincon, PR, USA
-----------------------------------------------------------------------------------------------------------
       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    165,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                         165,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               165,000
-----------------------------------------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
-----------------------------------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.56%
-----------------------------------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

                  CO
-----------------------------------------------------------------------------------------------------------

         ITEM 1. SECURITY AND ISSUER.

        The class of equity security to which this statement relates is the common stock (the "Common Stock"), $0.00005 value per share ("Share"), of Brainstorm Cell Therapeutics Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1325 Avenue of Americas, 28th Floor, New York, NY 10019


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to read as follows:

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by EssigPR, Inc were from working captial. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Persons.

Joseph P Daly                        $4,122,028


Karina Daly                             454,304


EssigPR, Inc.                           673,228


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 1,352,500 shares of the Issuer:

                                            Percentage of
                             Number Of      Outstanding
Shares Held in the Name of   Shares         Security (1)
Joseph P Daly              1,077,500        3.66%


Karina Daly                  110,000        0.37%


EssigPR Inc.                 165,000(2)     0.56%
                           ------------     -------

TOTAL                      1,352,500        4.59%


(1) The foregoing percentages assume that the number of Shares of the Issuer outstanding,as reported in the Issuer's 10-Q for the quarter ended
March 31, 2020 is 29,440,732 Shares (as of May 4, 2020).

(2) Shares are held by EssigPR,Inc., a C corporation controlled by Joseph P. Daly


 (b) Joseph P. Daly has sole voting and dispositive power over his shares enumerated in paragraph (a). Karina Daly has sole voting and dispositive power over her shares enumerated in paragraph (a). EssigPR, Inc. has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c)  Transactions for the 60 days prior to the date of this Schedule 13D :


Person Who Effected the Transaction      Transaction Date      # of Shares Purchased (Sold)    Price per Share

Joseph P. Daly                               03/18/2020                      100                    4.81
Joseph P. Daly                               03/19/2020                   (20000)                   4.73
Joseph P. Daly                               03/20/2020                     (400)                   4.80
Joseph P. Daly                               03/20/2020                    (2500)                   4.77
Joseph P. Daly                               03/20/2020                    (2076)                   4.75
Joseph P. Daly                               03/20/2020                      100                    4.91
Joseph P. Daly                               03/23/2020                    (1524)                   4.77
Joseph P. Daly                               03/23/2020                    20200                    4.83
Joseph P. Daly                               03/24/2020                    (1000)                   4.73
Joseph P. Daly                               03/25/2020                     (200)                   4.79
Joseph P. Daly                               03/25/2020                     (800)                   4.78
Joseph P. Daly                               03/25/2020                     (300)                   4.87
Joseph P. Daly                               03/25/2020                     (700)                   4.86
Joseph P. Daly                               03/25/2020                    (2000)                   4.90
Joseph P. Daly                               03/27/2020                    (1000)                   4.96
Joseph P. Daly                               03/31/2020                    (1000)                   4.91
Joseph P. Daly                               04/01/2020                     1000                    4.48
Joseph P. Daly                               04/01/2020                     1000                    4.44
Joseph P. Daly                               04/14/2020                      700                    5.72
Joseph P. Daly                               04/14/2020                      400                    5.80
Karina Daly                                  03/16/2020                     1000                    4.53
Karina Daly                                  03/16/2020                     1000                    4.30
Karina Daly                                  03/18/2020                     1000                    5.10
Karina Daly                                  03/18/2020                     1000                    5.05
Karina Daly                                  03/18/2020                      700                    4.94
Karina Daly                                  03/18/2020                      300                    4.93
Karina Daly                                  03/18/2020                     1000                    4.79
Karina Daly                                  03/18/2020                     1000                    4.80
Karina Daly                                  03/18/2020                      300                    4.66
Karina Daly                                  03/18/2020                      700                    4.65
Karina Daly                                  04/01/2020                      600                    4.47
Karina Daly                                  04/01/2020                      900                    4.45
Karina Daly                                  04/01/2020                      500                    4.44
EssigPR                                      03/23/2020                      700                    4.63
EssigPR                                      03/23/2020                      300                    4.64
EssigPR                                      03/23/2020                     2000                    4.60
EssigPR                                      03/23/2020                     2000                    4.65
EssigPR                                      03/24/2020                     2000                    4.66
EssigPR                                      03/24/2020                     1000                    4.59
EssigPR                                      03/27/2020                     1000                    4.90
EssigPR                                      03/30/2020                     2000                    4.84
EssigPR                                      03/30/2020                     1900                    4.77
EssigPR                                      03/30/2020                      100                    4.76
EssigPR                                      03/30/2020                     2000                    4.68
EssigPR                                      03/30/2020                     1800                    4.56
EssigPR                                      03/30/2020                      200                    4.54
EssigPR                                      03/30/2020                     1000                    4.58
EssigPR                                      03/30/2020                      700                    4.52
EssigPR                                      03/30/2020                      300                    4.51
EssigPR                                      03/30/2020                      200                    4.49
EssigPR                                      03/30/2020                      800                    4.48
EssigPR                                      03/30/2020                     1000                    4.41
EssigPR                                      03/30/2020                      700                    4.55
EssigPR                                      03/30/2020                      300                    4.37
EssigPR                                      03/31/2020                     2000                    4.61
EssigPR                                      03/31/2020                     1000                    4.55
EssigPR                                      03/31/2020                     1000                    4.53
EssigPR                                      03/31/2020                      584                    4.47
EssigPR                                      03/31/2020                      900                    4.48
EssigPR                                      03/31/2020                      316                    4.46
EssigPR                                      03/31/2020                      200                    4.44
EssigPR                                      04/01/2020                     1000                    4.48
EssigPR                                      04/01/2020                     1000                    4.50
EssigPR                                      04/01/2020                     1000                    4.41
EssigPR                                      04/01/2020                      300                    4.42
EssigPR                                      04/01/2020                     1000                    4.47
EssigPR                                      04/01/2020                      700                    4.40
EssigPR                                      04/01/2020                     1400                    4.39
EssigPR                                      04/01/2020                      300                    4.38
EssigPR                                      04/01/2020                     1300                    4.37
EssigPR                                      04/02/2020                     1000                    4.47
EssigPR                                      04/02/2020                     1000                    4.59
EssigPR                                      04/03/2020                     2000                    4.69
EssigPR                                      04/03/2020                     1600                    4.67
EssigPR                                      04/03/2020                      400                    4.66
EssigPR                                      04/03/2020                      300                    4.58
EssigPR                                      04/03/2020                     1000                    4.59
EssigPR                                      04/03/2020                     1000                    4.62
EssigPR                                      04/06/2020                      700                    4.78
EssigPR                                      04/14/2020                      400                    5.80


             All transactions were effectuated through open-market purchases or a result of a counterparty's exercise of a derivatives contract

         (d) RIGHT TO RECEIVE OR POWER TO DIRECT: Not applicable.

         (e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: 05/07/2020



                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 08, 2020
                                               /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly



                                               /s/   Karina Daly
                                               ------------------------
                                               Print Name: Karina Daly


EssigPR, Inc.
By:                                            /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly